U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 4)


                      FREESTAR TECHNOLOGY CORPORATION
                             (Name of Issuer)

                               COMMON STOCK
                     (Title of Class of Securities)

                               35687X-10-3
                              (CUSIP Number)

                            Paul Egan, President
                      FreeStar Technology Corporation
              Calle Fantino Falco, J.A. Baez Building, 2nd Floor
               Santo Domingo, Dominican Republic; (809) 503-5911
        (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                 December 11, 2002
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Paul Egan

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________
(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 40,000,000

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  40,000,000

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 40,000,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 32.25% (as of December 11, 2002) (based on the amount of outstanding securities plus the securities that Mr. Egan has the right to acquire within 60 days pursuant to a conversion of Series B preferred stock).

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

FreeStar Technology Corporation
Common Stock, $0.001 par value
Calle Fantino Falco, J.A. Baez Building, 2nd Floor
Santo Domingo, Dominican Republic

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Paul Egan

(b)  Calle Fantino Falco, J.A. Baez Building, 2nd Floor, Santo
Domingo, Dominican Republic

(c) President of Issuer, which is involved with ATM and credit card transaction processing; same address as (b) above.

(d)  No.

(e)  No.

(f)  Republic of Ireland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Services rendered to the Issuer by Mr. Egan as consideration for both the 18,000,000 shares of restricted common stock , as well as the issuance of the option for 10,000,000 shares of restricted common stock and the 1,000,000 shares of Series B preferred stock (convertible into 12,000,000 shares of restricted common stock)..

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 40,000,000 shares owned by Mr. Egan, of which 12,000,000 consist of shares which would result from the conversion of the Series B preferred stock. This amount represents, as of December 11, 2002, 32.25% of the outstanding shares (based on the amount of outstanding securities plus the securities that Mr. Egan has the right to acquire within 60 days pursuant to a conversion of Series B preferred stock).

(b) Mr. Egan has sole voting power with respect to all 40,000,000 shares reported.;

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: See Item 6 below.

(d)  Not applicable.

(e)  Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

(a) Under an Employment Agreement between Paul Egan and the Issuer, 4,000,000 shares of restricted common stock were issued to Mr. Egan on August 21, 2001. The Issuer defaulted in connection with the registration deadline in connection with a $270,000 convertible debenture issued to Papell Holdings, Ltd. and Boat Basin Investors LLC. In June 2002, these lenders exercised their rights with respect to all of these 4,000,000 shares pledged by Mr. Egan as collateral for this loan.

(b) On November 5, 2001, the Issuer issued 14,400,000 million shares of restricted common stock to Mr. Egan for the purpose of paying off a loan made by Mr. Egan in the amount of $900,000 and to compensate him in the amount of $712,800 for compensation related to services he performed for the Issuer in the quarter ended September 30, 2001.

The Issuer defaulted in connection with the registration deadline in connection with a total of $400,000 in convertible notes issued to Papell Holdings, Ltd., Boat Basin Investors LLC., vFinance, Inc., David Stefansky, Richard Rosenblum, and Marc Siegel. On December 11, 2002, this lender group exercised their rights with respect to all of these 14,400,000 shares pledged by Paul Egan as collateral for these loans.

(c) On November 25, 2002, the Issuer issued 18,000,000 shares of restricted common stock to Mr. Egan for directors fees, as a guarantee of accrued salaries, and to replace shares pledged as collateral.

(d) On November 25, 2002, the Issuer issued an option to Mr. Egan for 10,000,000 shares of common stock under the Issuer's Stock
Incentive Plan. These options were immediately exercised at $0.01 per share and resulted in the issuance of 10,000,000 shares of common stock to Mr. Egan.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

(a)  Employment Agreement between the Issuer and Paul Egan, dated
August 9, 2001 (incorporated by reference to Exhibit 10.3 of the Form 8-K filed on August 14, 2001).

(b) Form of Financing Agreement between Freestar, and Papell Holdings, Ltd. and Boat Basin Investors LLC, dated March 25, 2002 (including the following exhibits: Exhibit A: Form of Convertible Note; Exhibit B: Form of Warrant; Exhibit C: Registration Rights Agreement; Exhibit D: Stock Pledge Agreement; Exhibit E: Form of Opinion of Counsel; and Exhibit F: Unconditional Guarantee (the following exhibits have been omitted: Schedule 4(c): Compliance with Laws; Schedule 4(d): Litigation; Schedule 4(h): Capitalization; and
Schedule 7(j): Consolidations) (incorporated by reference to Exhibit
4.6 of the Form 10-KSB filed on November 13, 2002).

(c)  Employee Stock Incentive Plan, dated October 25, 2001
(incorporated by reference to Exhibit 4.2 of the Form S-8 filed on November 9, 2001).

(d) Form of Financing Agreement between Freestar, and Papell Holdings, Ltd., Boat Basin Investors LLC, vFinance, Inc., David Stefansky, Marc Siegal and Richard Rosenblum dated June 27, 2002 (except for Papell Holdings, which is dated September 9, 2002) (including the following exhibits: Exhibit A: Form of Convertible Note; Exhibit B: Registration Rights Agreement; Exhibit C:
Unconditional Guarantee; Exhibit D: Form of Stock Pledge Agreement; and Exhibit E: Form of Opinion of Counsel) (the following exhibits have been omitted: Schedule 4(c): Compliance with Laws; Schedule 4(d): Litigation; Schedule 4(h): Capitalization; and Schedule 7(j):
Consolidations) (incorporated by reference to Exhibit 4.8 of the Form 10-KSB filed on November 13, 2002).

(e)  Supplementary Agreement between Freestar and vFinance
Investments, Inc., Boat Basin Investors LLC. Marc Siegel, David
Stefansky, and Richard Rosenblum, dated June 27, 2002 (incorporated by reference to Exhibit 4.9 of the Form 10-KSB filed on November 13,
2002).


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                       Paul Egan



Date: May 20, 2003                     /s/  Paul Egan